Exhibit 4.1

AMENDED AND RESTATED

DISTRIBUTION REINVESTMENT PLAN

This Amended and Restated Distribution Reinvestment Plan (the “Plan”) has been adopted by Goldman Sachs Real Estate Finance Trust Inc (the “Company”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”).

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who are eligible to participate in the Plan and who elect to participate in the Plan or who are automatically enrolled pursuant to the terms of a subscription for shares of the Company’s common stock (the “Shares”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Participants”) and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be January 27, 2025.

3. Procedure for Participation. Any eligible Stockholder may elect to become a Participant by completing and executing a subscription agreement for Shares (which may provide for automatic enrollment unless such Stockholder opts out), an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the placement agent or dealer manager for an Offering or any soliciting dealer participating in the distribution of Shares for an Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant agrees that if such Participant fails to meet the then-current suitability requirements for making an investment in the Company or cannot make the other representations or warranties as set forth in the Company’s most recent applicable memorandum or subscription agreement, enrollment form or other authorization form, such Participant will promptly so notify the Company in writing.

5. Purchase of Shares. Participants will acquire Shares from the Company under the Plan at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant on the record date of the Distribution. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated. Shares to be distributed by the Company in connection with the Plan will be supplied from Shares which may or may not be registered with the Securities and Exchange Commission (the “SEC”). Shares that are not registered with the SEC will be subject to transfer restrictions and cannot be sold unless they are subsequently registered under the Securities Act or an exemption from registration is available.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a monthly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the month; (ii) the number and class of Shares purchased pursuant to the Plan during the month; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 business days’ prior written notice to the Company. This notice must be received by the Company 10 business days prior to a Distribution record date in order for a Participant’s termination to be effective for such Distribution payment date. Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the

Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 business days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 business days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account.

12. Participation by Benefit Plan Investors. Notwithstanding the foregoing, the Company may refuse to issue shares under the Plan to Benefit Plan Investors in order to avoid having the assets of the Company characterized as “plan assets” under ERISA and certain U.S. Department of Labor regulations promulgated thereunder.

13. Participation by Class F-I Holders and Class F-II Holders. Holders of the Company’s shares of Class F-I and Class F-II common stock are not eligible to participate in the Plan.

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